File No. 69-250



                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.


                                     FORM  U-3A-2


                        Statement by Holding Company Claiming
                         Exemption under Rule U-3A-2 from the
                       Provisions of the Public Utility Holding
                                 Company Act of 1935




                        To be Filed Annually Prior to March 1





          TECO Energy, Inc., TECO Power Services Corporation and Hardee Power I, Inc., hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (the "Act") and submit the following information:





          1. Name, state of organization, location and nature of business of claimants and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimants directly or indirectly hold an interest.

             Claimant, TECO Energy, Inc. ("TECO Energy"), is a corporation organized on Jan. 15, 1981, under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Energy conducts no business and owns no operating assets, but does own directly or indirectly the common stock of, or a partnership interest in, 37 subsidiaries. All of the subsidiaries are organized under the laws of Florida with the exception of Electro-Coal Transfer Corporation, which is a Louisiana corporation; TECO Coal Corporation, Gatliff Coal Company, Clintwood Elkhorn Mining Company, Pike-Letcher Land Company and Premier Elkhorn Coal Company, which are Kentucky c o rporations; Rich Mountain Coal Company, which is a Tennessee corporation; and TECO Coalbed Methane, Inc., which is an Alabama corporation.

             Claimant, TECO Power Services Corporation ("TECO Power"), is a corporation organized on May 26, 1987 under the laws of the S t a te of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-
             250). TECO Power owns no operating assets, but does own directly or indirectly the common stock of, or a partnership i n terest in, nine affiliated companies. All of the affiliates are organized under the laws of Florida with the e x c eption of Tampa Centro Americana De Electricidad, Limitada, of which TPS Guatemala One, Inc. owns an 87.5-percent partnership interest, which is organized under the laws of Guatemala. TECO Power is a direct wholly owned subsidiary of TECO Energy.

             Claimant, Hardee Power I, Inc. ("Hardee Power I"), is a corporation organized on March 21, 1990, under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-
             250). Hardee Power I, owns no operating assets, but does own a general partnership interest in Hardee Power Partners, Ltd. ("Hardee Power Partners"), a public utility company for purposes of the Act. Hardee Power Partners is a limited partnership organized under the laws of Florida. Hardee Power I is a direct wholly owned subsidiary of TECO Power and has no subsidiaries or partnership interests other than a partnership interest in Hardee Power Partners.











             TECO Energy previously applied for and received an order pursuant to Sections 9(a)(2) and 10 of the Act approving its direct or indirect acquisition of up to 100% of the voting securities of Hardee Power Partners. (See Act Release No. 35-25199). Other than Hardee Power Partners, no subsidiary of TECO Power or Hardee Power I is a public utility company for purposes of the Act.

             The principal business address, location and nature of business of the claimants and each of the 37 affiliated entities are as follows:


          Name  and address                   Location   and   nature   of
          business

          TECO Energy, Inc.                   Florida.  Parent company.
          (TECO Energy)
          TECO Plaza
          702 North Franklin Street
          Tampa, FL 33602

          Tampa Electric Company              Florida. Generates, purchases,
          (Tampa Electric)                    transmits, distributes and
          TECO Plaza                          sells electric energy.
          702 North Franklin Street
          Tampa, FL 33602

            TERMCO, Inc.                      Florida.  Acts as exclusive
            (TERMCO)                          broker for Tampa Electric
            TECO Plaza                        in the purchase and sale
            702 N. Franklin Street            of real property.
            Tampa, FL 33602

          TECO Investments, Inc.              Florida. Invests capital
          (TECO Investments)                  in short- and long-term
          TECO Plaza                          financial investments.
          702 North Franklin Street
          Tampa, FL 33602

          TeCom Inc.                          Florida.Development of energy
          (TeCom)                             management and communications
          TECO Plaza                          systems.
          702 North Franklin Street
          Tampa, FL  33602

          TECO Finance, Inc.                  Florida. Finances primarily
          (TECO Finance)                      the diversified activities of
          TECO Plaza                          TECO Energy.
          702 North Franklin Street
          Tampa, FL 33602




          Name  and address                   Location   and   nature   of
          business


          TECO Diversified, Inc.              Florida.  Holding company
          (TECO Diversified)                  for TECO Transport, TECO
          TECO Plaza                          Coal, TECO Properties and
          702 North Franklin Street           TECO Coalbed Methane.
          Tampa, FL 33602

            TECO Coal Corporation             Kentucky.  Holding company
            (TECO Coal)                       for Gatliff, Clintwood,
            P. O. Box 39                      Rich  Mountain,  Pike-Letcher
            Nevisdale, KY 40754               and Premier Elkhorn.

             Clintwood Elkhorn Mining         Kentucky.  Coal mining.
             Company
             (Clintwood)
             P. O. Box 39
             Nevisdale, KY 40754

             Gatliff Coal Company             Kentucky.  Coal mining and
             (Gatliff)                        processing company.
             P. O. Box 39
             Nevisdale, KY 40754

             Pike-Letcher Land Company        Kentucky.  Land management
             (Pike-Letcher)                   company.
             P. O. Box 39
             Nevisdale, KY 40754

             Premier Elkhorn Coal Company     Kentucky.  Coal mining and
             (Premier Elkhorn)                processing company.
             P. O. Box 39
             Nevisdale, KY 40754

             Rich Mountain Coal Company       Tennessee.  Coal mining
             (Rich Mountain)                  company.
             P. O. Box 39
             Nevisdale, KY 40754

            TECO Coalbed Methane, Inc.        Alabama.  Participates in
            (TECO Coalbed Methane)            the production of natural
            TECO Plaza                        gas from coal seams.
            702 North Franklin Street
            Tampa, FL  33602

            TECO Gas & Oil, Inc.              Florida.  Participates in
            (TECO Gas & Oil)                  exploration and production
            TECO Plaza                        of gas and oil in Gulf of
            702 N. Franklin Street            Mexico, offshore Texas and
            Tampa, FL 33602                   Louisiana.






          Name  and address                   Location   and   nature   of
          business



            TECO Properties Corporation       Florida.  Real estate
            (TECO Properties)                 investment company.
            TECO Plaza
            702 North Franklin Street
            Tampa, FL 33602

             CPSC, Inc.                       Florida.  General partner
             (CPSC)                           of City Plaza Partners,
             TECO Plaza                       a limited partnership in
             702 N. Franklin Street           a real estate investment.
             Tampa, FL 33602

             City Plaza Partners, Ltd.        Florida.  Limited partnership
             (City Plaza Partners)            in a real estate investment.
             TECO Plaza
             702 N. Franklin Street
             Tampa, FL 33602

             30th Street R&D Park, Inc.       Florida.  Real estate
             (30th Street R&D)                investment.
             702 N. Franklin Street
             Tampa, FL  33602

             Tampa Essex, Inc.                Florida.  General partner
             (Tampa Essex)                    of Tampa Essex Place
             TECO Plaza                       Associates, Ltd., a limited
             702 N. Franklin Street           partnership  in a real estate
             Tampa, FL  33602                 investment.

             Tampa Essex Place                Florida.  Limited partnership
             Associates, Ltd.                 in real estate investment.
             (Tampa Essex LTD)
             TECO Plaza
             702 N. Franklin Street
             Tampa, FL 33602

             UTC II, Inc.                     Florida.  Real estate
             (UTC II)                         investment.
             TECO Plaza
             702 N. Franklin Street
             Tampa, FL  33602

            TECO Transport & Trade            Florida. Holding company
            Corporation                       for Electro-Coal, Gulfcoast,
            (TECO Transport)                  Mid-South, G C Service and
            TECO Plaza                        TECO Towing.
            702 N. Franklin Street
            Tampa, FL 33602





          Name  and address                   Location   and   nature   of
          business




             Electro-Coal Transfer            Louisiana.  Transfers and
             Corporation                      stores coal and other bulk
             (Electro-Coal)                   commodities.
             TECO Plaza
             702 N. Franklin Street
             Tampa, FL 33602

               G C Service Company, Inc.      Florida.  Unloads coal from
               (G C Service)                  ocean-going barges and
               TECO Plaza                     repairs vessels.
               702 N. Franklin Street
               Tampa, FL 33602

             Gulfcoast Transit Company        Florida.  Transports coal and
             (Gulfcoast)                      other bulk commodities in
             TECO Plaza                       ocean-going barges to various
             702 N. Franklin Street           domestic and international
             Tampa, FL 33602                  destinations.

             Mid-South Towing Company         Ohio and Mississippi
             (Mid-South)                      rivers.  Transports coal
             TECO Plaza                       and other bulk commodities
             702 N. Franklin Street           in river barges.
             Tampa, FL 33602

             TECO Towing Company              Ohio and Mississippi rivers.
             (TECO Towing)                    Charters river barges and
             TECO Plaza                       purchases fuel for subsequent
             702 N. Franklin Street           resale to affiliated companies.
             Tampa, FL 33602

          TECO Power Services Corporation     Florida. Holding company.
          (TECO Power)                        Developer and joint venture
          TECO Plaza                          partner in independent power
          702 North Franklin Street           generation projects. (1)
          Tampa, FL  33602

            Hardee Power I, Inc.              Florida.  General partner
            (Hardee Power I)                  of Hardee Power Partners. (1)
            TECO Plaza
            702 North Franklin Street
            Tampa, FL 33602









          Name  and address                   Location   and   nature   of
          business


            Hardee Power II, Inc.             Florida. Limited partner of
            (Hardee Power II)                 Hardee Power Partners.
            TECO Plaza
            702 North Franklin Street
            Tampa, FL 33602


            Hardee Power Partners, Ltd.       Florida.  Limited
            (Hardee Power Partners)           partnership which owns
            TECO Plaza                        Hardee Power Station, a
            702 North Franklin Street         wholesale power generation
            Tampa, FL  33602                  project. (1)

            TPS Panama One, Inc.              Florida.Subsidiary formed for
            (TPS Panama One)                  the purpose of potentially
            TECO Plaza                        developing  a wholesale power
            702 North Franklin Street         generation project.
            Tampa, FL  33602

            TPS Guatemala One, Inc.           Florida.  Developer and joint
            (TPS Guatemala One)               venture partner in a whole-
            TECO Plaza                        sale power generation
            702 North Franklin Street         project.(2)
            Tampa, FL  33602

             Tampa Centro Americana           Guatemala.  Partnership
             De Electricidad, Limitada        which owns Alborada Power
             (TCAE)                           Station, a wholesale power
             7a. Avda, 6-53 Zona 4            generation project which
             Edifico El Triangulo 5 o Nivel   began operations in 1995.(2)
             Guatemala City, Guatemala

            TPS Operations Company            Florida. Operator of Hardee
            (TPS Operations)                  Power Station on a
            TECO Plaza                        cost-reimbursement basis.
            702 North Franklin Street
            Tampa, FL  33602

            TPS Clean Coal, Inc.              Florida.Subsidiary formed for
            (TPS Clean Coal)                  the purpose of potentially
            TECO Plaza                        developing a wholesale power
            702 North Franklin Street         generation project.
            Tampa, FL  33602

            Lake County Power Resources       Florida.Subsidiary formed for
            Inc. (Lake County Power)          the purpose of potentially
            TECO Plaza                        developing  a wholesale power
            702 North Franklin Street         generation project.
            Tampa, FL  33602

          (1)  Hardee  Power I, as the general partner and Hardee Power II,




               as the limited partner of Hardee Power Partners; TECO Power Services, as the owner of all outstanding voting securities of Hardee Power I and Hardee Power II and thus the indirect owner of all outstanding voting securities of Hardee Power Partners; and TECO Energy, as the owner of all outstanding voting securities of TECO Power Services and thus the indirect owner of all outstanding voting securities of Hardee Power Partners, are each a "holding company" with respect to Hardee Power Partners for purposes of the Act.

          (2) TPS Guatemala One has an 87.5-percent ownership interest in TCAE at Dec. 31, 1995.

          2. A brief description of the properties of claimants and each of their subsidiary public utility companies used for the generation, transmission, and distribution of electric energy f o r sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the claimants and their subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

             The only properties to which this question applies are the following properties of Tampa Electric and Hardee Power
             Partners:

             Tampa Electric had four electric generating plants and four combustion turbine units in service with a total net generating capability at Dec. 31, 1995 of 3,404 megawatts
             (MW) including Big Bend (1,748-MW capability for four coal units), Gannon (1,206-MW capability for six coal units), Hookers Point (212-MW capability for five oil units), Phillips (34-MW capability for two diesel units) and four combustion turbine units located at the Big Bend and Gannon stations (204 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the generating units during peak periods as proven under actual operating conditions. Units at Hookers Point went into service from 1948 to 1955, at Gannon from 1957 to 1967, and at Big Bend from 1970 to 1985. In 1991 Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities Commission (Sebring). Dinner Lake and Phillips were placed in service by Sebring in 1966 and 1983, respectively. In March 1994, Tampa Electric placed Dinner Lake on long-term reserve standby.

             Tampa Electric owns approximately 4,350 acres of land in Polk County, Florida. This site accommodates Polk Unit One, a 250-MW coal gasification plant currently being constructed and scheduled for operation in the fourth quarter of 1996, and additional generating capacity in the future.







             Tampa Electric owns 178 substations having an aggregate transformer capacity of 15,777,966 KVA. The transmission system consists of approximately 1,203 pole miles of high voltage transmission lines, and the distribution system consists of 6,822 pole miles of overhead lines and 2,444 trench miles of underground lines. As of Dec. 31, 1995, there were 501,909 meters in service. All the foregoing property is located within Florida.

             All plants and important fixed assets are held in fee except that title to some of the properties is subject to easements, leases, contracts, covenants and similar encumbrances and minor defects, of the nature common to properties of the size and character of those of Tampa Electric.

             Tampa Electric has easements for rights-of-way adequate for the maintenance and operation of its electrical transmission and distribution lines that are not constructed upon public highways, roads and streets. It has the power of eminent domain under Florida law for the acquisition of any such
             r i g h ts-of-way for the operation of transmission and distribution lines. Transmission and distribution lines located in public ways are maintained under franchises or permits.

             Tampa Electric has a long-term lease for the office building in downtown Tampa, Florida, that serves as headquarters for Tampa Electric, TECO Energy and certain other TECO Energy subsidiaries.

             Hardee Power Partners has one electric generating plant, the Hardee Power Station, which went into commercial operation Jan. 1, 1993. The station is located in Hardee County, Florida on property under a long-term lease. The plant has a net generating capability of 295 MWs consisting of one combined cycle unit (220 MWs) and one combustion turbine (75
             MWS). Capability as used herein represents the demonstrable dependable load carrying abilities of the unit during peak periods as proven under demonstration tests. Hardee Power Partners owns no transmission or distribution facilities.

















          3. The following information for the last calendar year with respect to the claimants and each of their subsidiary public utility companies:

             (a) Number of KWH of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                      TECO Energy - None

                      Tampa Electric - 17,306,148,000 KWH

                      TECO Power - None

                      Hardee Power I - None

                      Hardee Power Partners - 662,126,000  KWH

                      No distribution of natural or manufactured gas.

             (b) Number of KWH of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                      TECO Energy - None

                      Tampa Electric - None

                      TECO Power - None

                      Hardee Power I - None

                      Hardee Power Partners - None

             (c) Number of KWH of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

                      TECO Energy - None

                      Tampa Electric - 28,576,000  KWH

                      TECO Power - None

                      Hardee Power I - None

                      Hardee Power Partners - None










             (d) Number of KWH of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                      TECO Energy - None
                      Tampa Electric - 7,667,000 KWH
                      TECO Power - None
                      Hardee Power I - None
                      Hardee Power Partners - 5,676,650 Mcf. of natural gas

          4. The following information for the reporting period with respect to claimants and each interest held directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.


             (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  Facility name, address and location:
                  Alborada Power Station
                  Escuintla, Guatemala
                  approximately    35   miles   southwest   of
                  Guatemala City, Guatemala

                  Description:
                  A  78-MW  facility consisting of two General
                  Electric LM6000 turbines operated in simple cycle. Also includes a 230KV switchyard with t w o 13.8KV transformers and associated equipment.

             (b) Name of each system company that holds an interest in such EWG or foreign utility company; and the description of the interest held.

                  At Dec. 31, 1995:

                  TECO Power had a 100-percent ownership interest in TPS Guatemala One.

                  TPS Guatemala One had an 87.5-percent ownership interest in TCAE.

                  TCAE has a 100-percent ownership interest in the Alborada Power Station.








             (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  At Dec. 31, 1995:

                  TECO  Power  had  advanced  to  TPS  Guatemala  One  -
                  $35,029,400

                  TPS Guatemala One had advanced to TCAE - $33,032,901

                  TPS Guatemala One equity contribution to TCAE - $76,087

                  There are no other guarantees or loans between system companies and Guatemala One or TCAE.

             (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  Total  capitalization  of  TCAE  at  Dec.  31,  1995  was
                  $40,979,393.

                  Total earnings of TCAE for the period ended Dec. 31, 1995 were $3,140,554. TPS Guatemala One s portion of the earnings of TCAE for the period ended Dec. 31, 1995 was $2,747,985.

             (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None.

          Attached hereto as Exhibit A are consolidating statements of income and retained earnings and a consolidating balance sheet of T E CO Energy, TECO Power, and Hardee Power I, and their subsidiaries for the calendar year 1995.

          Exhibit B, Financial Data Schedule, was included in the filing made electronically with the Securities and Exchange Commission via EDGAR as EX-27.

          Attached hereto as Exhibit C is an abbreviated organizational chart showing the relationship of TECO Energy, TECO Power, TPS Guatemala One and TCAE.






          Each of TECO Energy, TECO Power, and Hardee Power I has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1996.


          (CORPORATE SEAL)                    TECO ENERGY, INC.


          Attest:                             BY:/s/ W. L. Griffin
                                                 W.L. Griffin
                                                 Vice President-Controller
             R. H. Kessel, Secretary



          (CORPORATE SEAL)                    T E C O     POWER    SERVICES
          CORPORATION


          Attest:                             BY:/s/  L. A. Miller
                                                 L. A. Miller
             R. H. Kessel, Secretary             Vice President-Controller


          (CORPORATE SEAL)                    HARDEE POWER I, INC.


          Attest:                             BY:/s/  L. A. Miller

                                                 L. A. Miller
             R. H. Kessel, Secretary             Vice President

          N a me, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                    Name:     W. L. Griffin
                    Title:    Vice President-Controller
                    Address:  TECO Energy, Inc.
                              TECO Plaza
                              702 N. Franklin Street
                              Tampa, FL 33602













                                                                      EXHIBIT A
                                                                      PAGE 1 OF 40


                                             TECO ENERGY, INC.
                                        CONSOLIDATING BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)
                               Tampa                      TECO                                  TECO
                             Electric    Diversified    Energy -                            Energy, Inc.
ASSETS                        Company   Companies (1) Parent Only   Other     Eliminations (Consolidated)
Current assets
 Cash and cash equivalents  $     3,832  $    7,173   $    ( 612) $   (134)    $        -    $   10,259
 Short-term investments               -      32,176            -         -              -        32,176
 Receivables, less
   allowance for
   uncollectibles               120,273     141,053      122,035   227,766       (447,591)      163,536
 Inventories, at average
   cost
     Fuel                        69,977       6,760            -         -              -        76,737
     Materials and supplies      38,657      10,282            -        45              -        48,984
 Prepayments                      3,547       4,379            -     1,648              -         9,574
                                236,286     201,823      121,423   229,325       (447,591)      341,266
Investment in subsidiaries            -           -    1,472,621         -     (1,472,621)            -

Property, plant & equipment,
 at original cost
   Utility plant in service   2,930,178     224,348            -         -              -     3,174,526
   Construction work in
     progress                   475,260       4,326            -         -              -       479,586
   Other property                   859     833,513            -     1,149            890       836,411
                              3,406,297   1,082,127            -     1,149            890     4,490,523
   Less accum. depreciation   1,203,284     412,896            -        51              -     1,616,231
                              2,203,013     669,291            -     1,098            890     2,874,292

Other assets
   Other investments                  -      84,002        2,275         -              -        86,277
   Deferred income taxes         59,002       6,904            -         -              -        65,906
   Deferred charges &
     other assets                68,433      29,742        7,294       157              -       105,626
                                127,435     120,648        9,569       157              -       257,809
                            $ 2,566,734  $  991,762   $1,603,613  $230,580    ($1,919,322)   $3,473,367

(1)Diversified companies comprise TECO Investments, TECO Diversified consolidated, TECO Gas & Oil and TECO Power consolidated.

                                                                      EXHIBIT A
                                                                      PAGE 2 OF 40


                                             TECO ENERGY, INC.
                                        CONSOLIDATING BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)

                               Tampa                      TECO                                  TECO
                             Electric    Diversified    Energy -                            Energy, Inc.
LIABILITIES AND CAPITAL       Company    Companies(1) Parent Only   Other     Eliminations (Consolidated)
Current liabilities
 Long-term debt due
   within one year          $   26,030    $   5,297   $        -   $      -    $        -    $   31,327
 Notes payable                 144,500        7,134       86,374    221,400       (91,108)      361,340
 Accounts payable              117,430       95,968      286,493      3,206      (356,784)      146,313
 Customer deposits              51,273            -            -          -             -        51,273
 Interest accrued                8,921        1,653        1,946        777             -        13,297
 Taxes accrued                  16,487        4,126       (7,717)    (1,510)          345        11,731
                               364,641      114,178      367,096    216,913      (447,547)      615,281
Deferred income taxes          296,204       57,650      (31,714)    74,484                     396,624
Investment tax credit           58,499        2,848            -          -             -        61,347
Regulatory liability -
   tax related                  47,558            -            -          -             -        47,558
Other deferred credits         121,631       12,338        2,123          -             -       136,092
Long-term debt, less
 amount due within one year    583,097      261,759      100,000     50,000             -       994,856

Preferred stock of
 Tampa Electric                 54,956            -            -          -             -        54,956

Common stock                   851,957      417,728      458,873        101    (1,269,786)      458,873
Retained earnings              188,191       50,777      781,469    (36,434)     (201,989)      782,014
Unearned compensation
 related to ESOP                     -            -      (74,234)         -             -       (74,234)
                            $2,566,734     $991,762   $1,603,613   $230,580   ($1,919,322)   $3,473,367





(1)Diversified companies comprise TECO Investments, TECO Diversified consolidated, TECO Gas & Oil and TECO Power consolidated.

                                                                      EXHIBIT A
                                                                      PAGE 3 OF 40


                                             TECO ENERGY, INC.
                                     CONSOLIDATING STATEMENT OF INCOME
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)
                               Tampa                      TECO                                  TECO
                             Electric    Diversified    Energy -                            Energy, Inc.
                              Company   Companies(1)  Parent Only     Other   Eliminations (Consolidated)
Revenues                    $1,092,256     $505,731      $     -    $ 1,318     $(207,020)   $1,392,285

Expenses
 Operation                     591,899      310,719        3,597      1,936      (223,505)      684,646
 Maintenance                    69,635       31,679            -          -             -       101,314
 Depreciation                  113,253       61,307            -         51            44       174,655
 Taxes-other than income        87,929       26,039            -          -             -       113,968
 Taxes-section 29 credits            -      (20,596)           -          -        20,596             -
                               862,716      409,148        3,597      1,987      (202,865)    1,074,583
Income from operations         229,540       96,583      ( 3,597)      (669)       (4,155)      317,702
Other income (expense)
 Allowance for other funds
   used during construction     13,715            -            -          -             -        13,715
 Other income (expense), net      (674)         614        8,967          2        (8,309)          600
 Preferred dividend req.
   of Tampa Electric                 -            -            -          -        (3,568)       (3,568)
                                13,041          614        8,967          2       (11,877)       10,747
Income before interest &
 income taxes                  242,581       97,197        5,370       (667)      (16,032)      328,449
Interest charges
 Interest expense               48,475        4,875        9,885     16,796         8,782        88,813
 Allowance for borrowed
   funds used during
   construction                 (5,609)           -            -          -             -        (5,609)
                                42,866        4,875        9,885     16,796         8,782        83,204
Income before provision
 for income taxes              199,715       92,322       (4,515)   (17,463)      (24,814)      245,245
Provision for income taxes      66,024       23,225       (2,190)    (6,736)      (21,205)       59,118
Preferred dividend req.
 of Tampa Electric               3,568            -            -          -        (3,568)            -
Net income                  $  130,123     $ 69,097      $(2,325)  $(10,727)    $     (41)   $  186,127


(1)Diversified companies comprise TECO Investments, TECO Diversified consolidated, TECO Gas & Oil and TECO Power consolidated.

                                                                      EXHIBIT A
                                                                      PAGE 4 OF 40


                                             TECO ENERGY, INC.
                                CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)
                               Tampa                      TECO                                  TECO
                             Electric    Diversified    Energy -                            Energy, Inc.
                              Company   Companies(1)  Parent Only   Other     Eliminations (Consolidated)
Balance, beginning of
 period                       $173,299     $ 43,392     $715,095   ($23,707)    ($190,412)     $715,667
Add
 Net income                    133,691       69,097      186,154(2) (10,727)     (192,088)      186,127
 Tax benefits - ESOP
   dividends                         -            -        2,176          -             -         2,176
                               306,990      112,489      903,425    (36,434)     (382,500)      903,970

Deduct
 Cash dividends on
   capital stock
     Preferred                   3,568            -            -          -        (3,568)            -
     Common                    115,231       61,712      121,956          -      (176,943)      121,956
 Balance, end of period       $188,191     $ 50,777     $781,469   ($36,434)    ($201,989)     $782,014


(1)  Diversified companies comprise TECO Investments, TECO Diversified consolidated, TECO Gas & Oil and TECO Power consolidated.
(2)  Includes $188,479 of TECO Energy's equity in earnings of subsidiaries.

                                                                 EXHIBIT A
                                                                 PAGE 5 OF 40


                                           TECO TRANSPORT & TRADE
                                         CONSOLIDATED BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $    199
                 Receivables, less allowance for uncollectibles        91,391
                 Inventories, at average cost
                   Materials and supplies                               7,129
                 Prepayments                                            1,208
                                                                       99,927

               Property, plant and equipment, at original cost
                 Construction work in progress                          2,838
                 Other property                                       408,327
                                                                      411,165
                 Less accumulated depreciation                        254,612
                                                                      156,553

               Other assets
                 Deferred income taxes                                  1,241
                 Deferred charges & other assets                          441
                                                                        1,682
                                                                     $258,162
                                                                     EXHIBIT A
                                                                 PAGE 6 OF 40


                                           TECO TRANSPORT & TRADE
                                         CONSOLIDATED BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                    $ 13,240
                 Interest accrued                                         648
                 Taxes accrued                                           (221)
                                                                       13,667
               Deferred income taxes                                   25,880
               Investment tax credit                                    2,848
               Other deferred credits                                   8,225

               Long-term debt, less amount due within one year        110,600

               Common stock                                            52,133
               Retained earnings                                       44,809
                                                                     $258,162
                                                                    EXHIBIT A
                                                                 PAGE 7 OF 40


                                           TECO TRANSPORT & TRADE
                                       CONSOLIDATED INCOME STATEMENT
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Revenues                                              $197,552

               Expenses
                 Operation                                            108,800
                 Maintenance                                           19,467
                 Depreciation                                          25,908
                 Taxes-other than income                                6,168
                                                                      160,343
               Income from operations                                  37,209

               Other income                                               241

               Income before interest & income taxes                   37,450

               Interest expense                                         4,524

               Income before provision for income taxes                32,926
               Provision for income taxes                              11,638


               Net income                                            $ 21,288
                                                                      EXHIBIT A
                                                                  PAGE 8 OF 40


                                           TECO TRANSPORT & TRADE
                                CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Balance, beginning of period                           $42,162

               Add
                 Net income                                            21,288
                                                                       63,450
               Deduct
                 Cash dividends on capital stock
                   Common                                              18,641

               Balance, end of period                                 $44,809
                                                                      EXHIBIT A
                                                                  PAGE 9 OF 40


                                                 TECO COAL
                                         CONSOLIDATED BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $    350
                 Short-term investments                                     5
                 Receivables, less allowance for uncollectibles        23,345
                 Inventories, at average cost
                   Fuel                                                 5,428
                   Materials and supplies                               1,487
                 Prepayments                                            2,721
                                                                       33,336

               Property, plant and equipment, at original cost
                 Construction work in progress                          1,488
                 Other property                                       189,526
                                                                      191,014
                 Less accumulated depreciation                         73,244
                                                                      117,770

               Other assets
                 Deferred income taxes                                 16,587
                 Deferred charges & other assets                        4,516
                                                                       21,103
                                                                     $172,209
                                                                     EXHIBIT A
                                                                PAGE 10 OF 40


                                                 TECO COAL
                                         CONSOLIDATED BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                    $ 23,237
                 Taxes accrued                                          3,672
                                                                       26,909
               Deferred income taxes                                      485
               Other deferred credits                                   2,017

               Common stock                                           123,677
               Retained earnings                                       19,121
                                                                     $172,209
                                                                      EXHIBIT A
                                                                 PAGE 11 OF 40


                                                 TECO COAL
                                       CONSOLIDATED INCOME STATEMENT
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Revenues                                              $192,341

               Expenses
                 Operation                                            130,722
                 Maintenance                                            9,640
                 Depreciation                                          12,403
                 Taxes-other than income                               14,713
                                                                      167,478
               Income from operations                                  24,863

               Other income                                                15

               Income before interest & income taxes                   24,878

               Interest expense                                            12

               Income before provision for income taxes                24,866
               Provision for income taxes                               7,187

               Net income                                            $ 17,679
                                                                      EXHIBIT A
                                                                PAGE 12 OF 40


                                                 TECO COAL
                                CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Balance, beginning of period                           $16,931

               Add
                 Net income                                            17,679
                                                                       34,610
               Deduct
                 Cash dividends on capital stock
                   Common                                              15,489

               Balance, end of period                                 $19,121
                                                                     EXHIBIT A
                                                                   PAGE 13 OF 40


                                              TECO PROPERTIES
                                         CONSOLIDATED BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                            $   298
                 Receivables, less allowance for uncollectibles         5,352
                 Prepayments                                                1
                                                                        5,651

               Property, plant and equipment, at original cost
                 Other property                                        29,383

                 Less accumulated depreciation                          3,411
                                                                       25,972

               Other assets
                 Other investments                                     17,928
                 Deferred income taxes                                  1,147
                 Deferred charges & other assets                          438
                                                                       19,513
                                                                      $51,136
                                                                      EXHIBIT A
                                                                  PAGE 14 OF 40


                                              TECO PROPERTIES
                                         CONSOLIDATED BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                        $   174
                 Accounts payable                                         476
                 Taxes accrued                                              1
                                                                          651
               Deferred income taxes                                    1,078

               Common stock                                            49,985
               Retained earnings                                         (578)
                                                                      $51,136
                                                                      EXHIBIT A
                                                                   PAGE 15 OF 40


                                              TECO PROPERTIES
                                       CONSOLIDATED INCOME STATEMENT
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Revenues                                                $2,954

               Expenses
                 Operation                                              1,179
                 Depreciation                                             277
                 Taxes-other than income                                  247
                                                                        1,703

               Income from operations                                   1,251
               Other income                                                28
               Income before provision for income taxes                 1,279
               Provision for income taxes                                 490

               Net income                                              $  789
                                                                      EXHIBIT A
                                                                   PAGE 16 OF 40


                                              TECO PROPERTIES
                                CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Balance, beginning of period                           ($  327)

               Add
                 Net income                                               789
                                                                          462

               Deduct
                 Cash dividends on capital stock
                   Common                                               1,040


               Balance, end of period                                 ($  578)
                                                                      EXHIBIT A
                                                                 PAGE 17 OF 40


                                            TECO COALBED METHANE
                                               BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $    391
                 Receivables, less allowance for uncollectibles         5,877
                                                                        6,268

               Property, plant and equipment, at original cost
                 Other property                                       203,343

                 Less accumulated depreciation                         62,484

                                                                      140,859

                                                                     $147,127
                                                                      EXHIBIT A
                                                                 PAGE 18 OF 40


                                            TECO COALBED METHANE
                                               BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                  $    588
                 Notes payable                                        104,433
                 Accounts payable                                       1,865
                 Taxes accrued                                         (1,465)
                                                                      105,421
               Deferred income taxes                                   30,207
               Other deferred credits                                   1,410

               Long-term debt, less amount due within one year          2,684

               Retained earnings                                        7,405
                                                                     $147,127
                                                                      EXHIBIT A
                                                                  PAGE 19 OF 40


                                            TECO COALBED METHANE
                                              INCOME STATEMENT
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Revenues                                               $35,094

               Expenses
                 Operation                                             15,511
                 Depreciation                                          15,868
                 Taxes-other than income                                1,504
                 Taxes-section 29 credits                             (20,596)
                                                                       12,287
               Income before interest & income taxes                   22,807

               Interest expense                                           339

               Income before provision for income taxes                22,468
               Provision for income taxes                                 716

               Net income                                             $21,752
                                                                      EXHIBIT A
                                                                 PAGE 20 OF 40


                                            TECO COALBED METHANE
                                       STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Balance, beginning of period                           $ 5,886

               Add
                 Net income                                            21,752
                                                                       27,638
               Deduct
                 Cash dividends on capital stock
                   Common                                              20,233

               Balance, end of period                                 $ 7,405
                                                                      EXHIBIT A
                                                                 PAGE 21 OF 40


                                              TECO INVESTMENTS
                                               BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                            $   136
                 Short-term investments                                32,171
                                                                       32,307

               Other assets
                 Other investments                                     64,607
                                                                      $96,914
                                                                      EXHIBIT A
                                                                  PAGE 22 OF 40


                                              TECO INVESTMENTS
                                               BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Accounts payable                                     $23,108
                 Taxes accrued                                            824
                                                                       23,932
               Deferred income taxes                                   66,783

               Common stock                                             5,169
               Retained earnings                                        1,030
                                                                      $96,914

                                                                      EXHIBIT A
                                                                  PAGE 23 OF 40


                                              TECO INVESTMENTS
                                              INCOME STATEMENT
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Revenues                                                $2,340

               Expenses
                 Operation                                              2,409

               Income before provision for income taxes                   (69)
               Provision for income taxes                              (1,269)

               Net income                                              $1,200
                                                                      EXHIBIT A
                                                                  PAGE 24 OF 40


                                              TECO INVESTMENTS
                                       STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Balance, beginning of period                           $   983

               Add
                 Net income                                             1,200
                                                                        2,183
               Deduct
                 Cash dividends on capital stock
                   Common                                               1,153

               Balance, end of period                                 $ 1,030
                                                                      EXHIBIT A
                                                                  PAGE 25 OF 40


                                                TECO FINANCE
                                               BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                           $   (135)
                 Receivables, less allowance for uncollectibles       227,766
                 Prepayments                                            1,648
                                                                     $229,279
                                                                      EXHIBIT A
                                                                  PAGE 26 OF 40


                                                TECO FINANCE
                                               BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Long-term debt due within one year                  $      -
                 Notes payable                                        214,440
                 Accounts payable                                          68
                 Interest accrued                                         777
                 Taxes accrued                                           (824)
                                                                      214,461

               Long-term debt, less amount due within one year         50,000

               Common stock                                               100
               Retained earnings                                      (35,282)
                                                                     $229,279
                                                                      EXHIBIT A
                                                                 PAGE 27 OF 40


                                                TECO FINANCE
                                              INCOME STATEMENT
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Revenues                                               $ 1,318

               Expenses
                 Operation                                                112
                 Depreciation                                               -
                                                                          112
               Income from operations                                   1,206

               Other income                                                 2

               Income before interest & income taxes                    1,208

               Interest expense                                        16,796

               Income before provision for income taxes               (15,588)
               Provision for income taxes                              (6,013)

               Net loss                                              ($ 9,575)
                                                                      EXHIBIT A
                                                                PAGE 28 OF 40


                                                TECO FINANCE
                                       STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Balance, beginning of period                          ($25,707)

               Add
                 Net income                                            (9,575)
                                                                      (35,282)

               Deduct
                 Cash dividends on capital stock
                   Common                                                   -

               Balance, end of period                                ($35,282)
                                                                      EXHIBIT A
                                                                   PAGE 29 OF 40


                                               TECO GAS & OIL
                                               BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               ASSETS

               Current assets

                 Cash and cash equivalents                             $  198

               Property, plant and equipment, at original cost
                 Other property                                         2,404

               Other assets
                 Other investments                                      1,467
                                                                       $4,069
                                                                      EXHIBIT A
                                                                 PAGE 30 OF 40


                                               TECO GAS & OIL
                                               BALANCE SHEET
                                               DEC. 31, 1995
                                           (thousands of dollars)



               LIABILITIES AND CAPITAL

               Current liabilities
                 Notes payable                                         $4,560
                 Accounts payable                                         220
                 Taxes accrued                                           (275)
                                                                        4,505

               Common stock                                                 1
               Retained earnings                                         (437)
                                                                       $4,069
                                                                      EXHIBIT A
                                                                 PAGE 31 OF 40


                                             TECO GAS & OIL
                                              INCOME STATEMENT
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Revenues                                                 $   -

               Expenses
                 Operation                                                664
                 Depreciation                                              48

               Income before provision for income taxes                  (712)
               Provision for income taxes                                (275)

               Net income                                              ($ 437)
                                                                      EXHIBIT A
                                                                 PAGE 32 OF 40


                                               TECO GAS & OIL
                                       STATEMENT OF RETAINED EARNINGS
                                     TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)



               Balance, beginning of period                            $    -

               Add
                 Net income                                              (437)
                                                                         (437)
               Deduct
                 Cash dividends on capital stock
                   Common                                                   -

               Balance, end of period                                ($   437)

                                                                 EXHIBIT A
                                                                 PAGE 33 OF 40

                                          TECO POWER SERVICES, INC.
                                         CONSOLIDATING BALANCE SHEET
                                                DEC. 31, 1995
                                           (thousands of dollars)


                                               TPS             TPS                     Hardee
                        TECO Power           Panama         Guatemala                   Power
ASSETS                 (parent only)          One             One          TCAE       Partners
Current assets
  Cash and cash
   equivalents            $   386            $   1         $   317       $ 1,587    $   2,168
  Receivables from
    affiliates             38,326                -               4             -        1,229
  Receivables, less
    allowance for
    uncollectibles             72                -               2         2,653        4,414
  Inventories at average
    cost
      Fuel                      -                -                -            -         1,332
      Materials and
        supplies                -               -                -             -         1,666
  Prepayment                   10                -              288             -          152
                           38,794                1              611           4,240     10,961
Investment in
  subsidiaries             48,718                 -           35,857             -            -

Property, plant &
  equipment, at
  original cost
    Plant in service            -                -               -        37,786      206,562
    Other property            345                -               -           185            -
                              345                -               -        37,971      206,562
    Less accum. deprec.       252                -               -           413       18,480
                               93                -               -        37,558      188,082
Other assets
  Deferred charges &
    other assets            3,789                -           3,048           999        4,440
                         $ 91,394           $    1        $ 39,516      $ 42,797   $ 203,483

                                                                 EXHIBIT A
                                                                 PAGE 34 OF 40

                                          TECO POWER SERVICES, INC.
                                   CONSOLIDATING BALANCE SHEET (Continued)
                                                DEC. 31, 1995
                                           (thousands of dollars)



                          Hardee             Hardee            TPS        Elimin-    TECO Power
ASSETS                    Power I          Power II        Operation     ations   (Consolidated)
Current assets
  Cash and cash
   equivalents            $      -          $    -         $ 1,062       $     -   $   5,521
  Receivables from
    affiliates              2,749             8,045             435       (49,499)      1,289
  Receivables, less
    allowance for
    uncollectibles              -                -              33             -        7,174
  Inventories at average
    cost
      Fuel                      -                -                -            -        1,332
      Materials and
        supplies                -                 -                -             -      1,666
  Prepayments                   -                 -                (1)           -        449
                            2,749             8,045             1,529      (49,499)    17,431
Investment in
  subsidiaries             10,911(1)         32,936               -       (128,422)         -

Property, plant &
  equipment, at
  original cost
    Plant in service            -                -               -             -      244,348
    Other property              -                -               -             -          530
                                -                -               -             -      244,878
    Less accum. deprec.         -                -               -             -       19,145
                                -                -               -             -      225,733
Other assets
  Deferred charges &
    other assets                -                -               -             -       12,276
                         $  13,660          $40,981        $  1,529     $(177,921)  $ 255,440

(1)Investment in subsidiaries represent Hardee Power I s general partnership interest in Hardee
 Power Partners.  The subsidiary is not consolidated at the Hardee Power I level.  The financial statements of Hardee Power Partners are shown in full on pages 33 through 40.

                                                                 EXHIBIT A
                                                                 PAGE 35 OF 40


                                          TECO POWER SERVICES, INC.
                                         CONSOLIDATING BALANCE SHEET
                                                DEC. 31, 1995
                                           (thousands of dollars)

                                              TPS            TPS                     Hardee
LIABILITIES AND         TECO Power           Panama        Guatemala                   Power
CAPITAL               (parent only)           One             One          TCAE       Partners
Current Liabilities
Long-term debt due
  within one year       $       -          $    -          $     -       $     -   $   4,709
Notes payable                   -               -                -             -       2,400
Accounts payable to
  affiliates               34,963               -           37,173        33,037       1,865
Accounts payable              840               -                6         6,091         655
Interest accrued                -               -                -             -       1,005
Taxes accrued                 820               -              775            73           -
                           36,623               -           37,954        39,201      10,634

Deferred income taxes       (447)               -                -           615            -
Other deferred credits          2               -                -           157          527
Long-term debt, less
  amount due within one
  year                          -               -                -             -      148,475
Partners capital - HPI          -               -                -             -       10,972
Subordinated debt - HPI         -               -                -             -            1
Partners capital - HPII         -               -                -             -       32,916
Subordinated debt - HPII        -               -                -             -            3
Partners capital - TPS
  Guatemala One                 -               -                -            76            -
Common stock               52,341               1                1             -            -
Retained earnings           2,875               -            1,561         2,748         (45)
                        $  91,394          $    -          $39,516       $42,797    $203,483

                                                                 EXHIBIT A
                                                                 PAGE 36 OF 40


                                          TECO POWER SERVICES, INC.
                                   CONSOLIDATING BALANCE SHEET (Continued)
                                                DEC. 31, 1995
                                           (thousands of dollars)


LIABILITIES AND           Hardee             Hardee           TPS         Elimin-    TECO Power
CAPITAL                   Power I          Power II        Operation     ations   (Consolidated)
Current Liabilities
Long-term debt due
  within one year       $       -          $    -          $      -    $       -   $   4,709
Notes payable                   -               -                 -            -       2,400
Accounts payable to
  affiliates                    -               -             1,030      (82,532)      25,536
Accounts payable                -               -               530             -       8,122
Interest accrued                -               -                 -             -       1,005
Taxes accrued                (12)            (34)               (32)            -       1,590
                             (12)            (34)              1,528     (82,532)      43,362

Deferred income taxes       1,883           5,650                -             -        7,701
Other deferred credits          -               -                -             -          686
Long-term debt, less
  amount due within one
  year                          -               -                -             -      148,475
Partners capital - HPI          -               -                -        (10,972)          -
Subordinated debt - HPI         -               -                -             (1)          -
Partners capital - HPII         -               -                -        (32,916)          -
Subordinated debt - HPII        -               -                -             (3)          -
Partners capital - TPS
  Guatemala One                 -               -                -            (76)          -
Common stock               10,973          32,919                1        (43,895)     52,341
Retained earnings             816           2,446                -         (7,526)      2,875
                        $  13,660         $40,981          $ 1,529      $(177,921)   $255,440

                                                                 EXHIBIT A
                                                                 PAGE 37 OF 40

                                          TECO POWER SERVICES, INC.
                                       CONSOLIDATING INCOME STATEMENT
                                      TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)

                                              TPS            TPS                     Hardee
                        TECO Power           Panama        Guatemala                   Power
                       (parent only)          One             One          TCAE       Partners

Revenues                $       -           $      -        $2,748       $ 4,414   $   71,036

Expenses
  Operation                 2,222                  -           421           546        2,808
  Maintenance                   -                  -             -             -        2,509
  Fuel                          -                  -             -             -       15,541
  Depreciation                 43                  -            22           441        6,297
  BB4 - pass through            -                  -             -             -       17,592
  Taxes other than income       -                  -             -             -        3,407
                            2,265                  -           443           987       48,154
Income from operations     (2,265)                 -          2,305        3,427       22,882
Other income                  103                  -              -            9          204
Income before interest &
  income taxes             (2,162)                 -          2,305        3,436       23,086

Interest charges
  Long-term debt                -                  -              -            -       12,292
  Other interest expense        -                  -              -            -           75
                                -                  -              -            -       12,367

Income before provision
  for income taxes         (2,162)                 -          2,305        3,436       10,719

Provision for income
  taxes                      (830)                 -            744          688            -

Net income              $  (1,332)          $      -        $1,561       $ 2,748   $   10,719

                                                                 EXHIBIT A
                                                                 PAGE 38 OF 40

                                          TECO POWER SERVICES, INC.
                                 CONSOLIDATING INCOME STATEMENT (Continued)
                                      TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)




                          Hardee             Hardee           TPS         Elimin-    TECO Power
                          Power I          Power II        Operation     ations   (Consolidated)
Revenues                $   2,680           $  8,039        $    -      $(13,467)  $   75,450

Expenses
  Operation                     -                  -             -             -        5,997
  Maintenance                   -                  -             -             -        2,509
  Fuel                          -                  -             -             -       15,541
  Depreciation                  -                  -             -             -        6,803
  BB4 - pass through            -                  -             -             -       17,592
  Taxes other than income       -                  -             -             -        3,407
                                -                  -             -             -       51,849
Income from operations      2,680              8,039              -      (13,467)      23,601
Other income                    -                  -              -            -          316
Income before interest &
  income taxes              2,680              8,039              -      (13,467)      23,917

Interest charges
  Long-term debt                -                  -              -            -       12,292
  Other interest expense        -                  -              -            -           75
                                -                  -              -            -       12,367

Income before provision
  for income taxes          2,680              8,039              -      (13,467)      11,550

Provision for income
  taxes                     1,034              3,102              -            -        4,738

Net income              $   1,646           $  4,937        $    -      $(13,467)  $    6,812

                                                                 EXHIBIT A
                                                                 PAGE 39 OF 40

                                          TECO POWER SERVICES, INC.
                                CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                      TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)


                                              TPS            TPS                     Hardee
                        TECO Power           Panama        Guatemala                   Power
                       (parent only)          One             One          TCAE       Partners

Balance, beginning
  of period             $   1,219           $      -        $    -       $     -   $    6,503

Add: Net income          6,813(1)                  -         1,561         2,748       10,719
                            8,032                  -         1,561         2,748       17,222

Deduct: dividends on
  Common stock              5,157                  -             -             -       17,267

Balance, end of                                    -
  period                $   2,875           $      -        $1,561       $  2,748    $    (45)


(1)Includes $8,145 of TECO Power Service s equity in earnings of subsidiaries.

                                                                   EXHIBIT A
                                                                 PAGE 40 OF 40

                                          TECO POWER SERVICES, INC.
                          CONSOLIDATING STATEMENT OF RETAINED EARNINGS (Continued)
                                      TWELVE MONTHS ENDED DEC. 31, 1995
                                           (thousands of dollars)

                          Hardee             Hardee           TPS         Elimin-    TECO Power
                          Power I          Power II        Operation     ations   (Consolidated)
Balance, beginning
  of period             $     810           $  2,431        $    -       $(9,744)     $  1,219

Add: Net income             1,646              4,937             -       (21,612)        6,812
                            2,456              7,368             -       (31,356)        8,031

Deduct: dividends on
  capital stock
  Common                    1,640              4,922             -       (23,830)        5,156

Balance, end of                                    -
  period                $     816           $  2,446        $    -       $ (7,526)      $2,875

                                                                EXHIBIT B
                                                                PAGE 1 OF 1



                                        FINANCIAL DATA SCHEDULE




A financial data schedule was filed as EX-27; part of the electronic filing made with the Securities and Exchange Commission via EDGAR.
                                                                   EXHIBIT C
                                                                 PAGE 1 OF 1


                                   ABBREVIATED ORGANIZATIONAL CHART
                               SHOWING THE RELATIONSHIP BETWEEN EACH EWG
                          OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES
                                     IN THE HOLDING-COMPANY SYSTEM


                              TECO Energy

                                     TECO Power

                                          TPS Guatemala One

                                                TCAE



                        At Dec. 31, 1995:

                        TECO Energy had a 100-percent ownership interest in TECO Power.

                        TECO Power had a 100-percent ownership interest in TPS Guatemala One.

                        TPS Guatemala One had an 87.5-percent ownership interest in TCAE.